                                                         FILING PURSUANT TO RULE 425 OF THE
                                                         SECURITIES ACT OF 1933, AS AMENDED

                                                         FILER: NORTHROP GRUMMAN CORPORATION

                                                         SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                         FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                        (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for
Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at
www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special
Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants.
Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

The following press release was issued by Northrop Grumman on April 22, 2002.

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NEWS NORTHROP GRUMMAN	Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

            Contact: Frank Moore (Media) (310) 201-3335
Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN RELEASES DETAILS
OF TRW’S CONFIDENTIALITY AGREEMENT

LOS ANGELES—April 22, 2002—Northrop Grumman Corporation (NYSE: NOC) announced today that it will file with the Securities and Exchange Commission (SEC) a letter sent Sunday, April 21, 2002, to TRW’s general counsel, detailing Northrop Grumman’s specific concerns with TRW’s confidentiality agreement.

April 21, 2002

William B. Lawrence
Executive Vice President and
General Counsel
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

Re: Confidentiality Agreement

Dear Mr. Lawrence:

We are in receipt of the form of Confidentiality Agreement you sent to us on April 18, 2002.

The confidentiality provisions you have proposed are generally acceptable and present no significant issues. We are prepared to agree to them without material modification.

NORTHROP GRUMMAN RELEASES DETAILS
OF TRW’S CONFIDENTIALITY AGREEMENT

In addition to the confidentiality provisions, however, TRW has added a number of unrelated provisions, including a three year standstill agreement which is quite inappropriate in the circumstances.

Northrop Grumman’s strong and sincere desire is to enter into a negotiated transaction with the approval and whole-hearted support of both company’s boards of directors and shareholders. We cannot accept a standstill agreement, however, which prohibits shareholders of Northrop Grumman and TRW from even learning of a Northrop Grumman proposal unless TRW’s board of directors first decides that they may do so.

The following are among the specific concerns that we have:

1.  Although the proposed agreement permits Northrop Grumman to continue its pending offer and seek shareholder approval at the Special Meeting, it prohibits the exchange of a single TRW share without TRW’s prior approval –even if the TRW shareholders have approved the control share acquisition and holders of a majority of the TRW shares desire to accept Northrop Grumman’s offer.

2.  Should Northrop Grumman’s present exchange offer be abandoned for any reason, it prohibits Northrop Grumman from submitting any new proposal without TRW’s prior consent. For example, Northrop Grumman would be prohibited from offering to acquire TRW after completion of the automotive spinoff.

3.  The three-year duration of the standstill would prohibit Northrop Grumman from submitting any new acquisition proposal even if present circumstances should radically change as the result of the passage of time, TRW’s present restructuring plan or developments in our respective industries.

4.  We believe the prohibition on publicly disclosing any new proposal Northrop Grumman may wish to make for TRW serves only to enable the TRW board to decide what information shareholders will be able to consider, and deprive them of any voice in the direction of their investment. Furthermore, it would prevent Northrop Grumman from disclosing to its own shareholders information which is important to their investment.

5.  TRW’s requirement that Northrop Grumman agree in advance that it will abide by any procedures that TRW may adopt for the submission of proposals could, obviously, bind us to a bidding process designed to “tip the playing field” in favor of others.

We agree that the TRW Board of Directors or an independent committee of the board has a key role to play in the process. Such a role is guaranteed by Ohio’s extraordinary antitakeover legislation. Ultimately, however, we believe the owners of the company should be able to decide for themselves what to do with their investment.

NORTHROP GRUMMAN RELEASES DETAILS
OF TRW’S CONFIDENTIALITY AGREEMENT

As you know, last Thursday we sent you a straightforward confidentiality agreement which had been used by our two companies in the past—without the standstill and other extraneous provisions – and we see no reason why that agreement is not perfectly acceptable for the purpose of exchanging non-public information. In an attempt to move the process ahead without delay, however, we are also returning herewith a second confidentiality agreement which is taken substantially verbatim from the draft we received last Thursday and excludes those provisions which are unrelated to the protection of proprietary information. We are prepared to commence our due diligence procedures as quickly as TRW is willing to schedule them. We believe the interests of TRW and its shareholders will best be served by moving ahead without delay in order that they may be informed as to the results. If you would provide us a suggested schedule for due diligence meetings, I believe we can reach agreement and begin the process very promptly.

Sincerely,

W. Burks Terry

Northrop Grumman also said that the filing will contain TRW’s proposed confidentiality agreement, received April 18 by Northrop Grumman, and an edited version the company sent back to TRW Sunday, April 21. Both documents are available for review at the SEC’s Web site, www.sec.gov.

The company said it remains committed to achieving a negotiated transaction with TRW, but must be able to conduct an effective due diligence process. Northrop Grumman reiterated its desire to enter into a negotiated transaction with TRW. Such a transaction that delivers full and fair value to TRW’s shareholders is possible only if Northrop Grumman is able to conduct an effective due diligence. Northrop Grumman welcomes an opportunity to initiated these discussions.

Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

NORTHROP GRUMMAN RELEASES DETAILS
OF TRW’S CONFIDENTIALITY AGREEMENT

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman’s proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission’s website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman’s offer to exchange, at 800-755-7250.

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0402-107

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